Citigroup Global Markets Inc.
                              388 Greenwich Street
                            New York, New York 10013



VIA EDGAR


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC   20549

        Re:    Tax Exempt Securities Trust - Georgia Trust 1
               Request for Withdrawal of Registration Statement on Form S-6 CIK. No. 0001174756
               File No. 333-90640
               ------------------


Ladies and Gentlemen:

We hereby request the withdrawal of the Registration Statement for Georgia Trust 1 (the "Trust"). The Trust filed a Registration Statement on Form S-6 with the Securities and Exchange Commission on June 17, 2002 (accession number:
0001116679-02-001188).

The Trust seeks to obtain this order on the basis that no shares have been or will be issued by the Trust. No securities were sold by the Trust in connection with the offering.

Based on the above, the Trust submits that withdrawal of the Registration Statement is consistent with the public interest and protection of investors. We hereby request withdrawal of the Trust's Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933.

Very truly yours,


/s/ George S. Michinard, Jr.
----------------------------
George S. Michinard, Jr.
Director



cc: Mr. Ernest C'De Baca